EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO FIXED CHARGES

(in millions; except ratios)

	Three Months Ended		Nine Months Ended
	September 28, 2007	September 29, 2006	September 28, 2007	September 29, 2006
Computation of Earnings:
Income before income taxes	$304	$294	$691	$699
Add:
Interest expense	149	155	447	459
Amortization of capitalized interest	—	1	2	2
Amortization of debt premium/discount and expenses	11	5	27	15
Interest portion of rent expense	21	18	60	54

Earnings as adjusted	$485	$473	$1,227	$1,229

Computation of Fixed Charges:
Interest expense	$149	$155	$447	$459
Capitalized interest	—	—	2	2
Amortization of debt premium/discount and expenses	11	5	27	15
Interest portion of rent expense	21	18	60	54

Fixed charges	$181	$178	$536	$530

Ratio of Earnings to Fixed Charges (A)	2.68	2.65	2.29	2.32

(A)	Ratios were calculated prior to rounding to millions.